April 28, 2005


Via Facsimile 425-828-7756 and U.S. Mail

James D. Johnston
11808 Northrup Way, Suite W-190
Bellevue, Washington 98005

Re:	Helix BioMedix, Inc.
	Schedule TO-I/A filed March 30, 2005
	Schedule TO-I/A filed April 28, 2005
Supplemental Materials received on April 27, 2005
SEC File No. 5-80581

Dear Mr. Johnston:

We have the following additional comments on the above materials of
Helix BioMedix, Inc.:

1. Note that Rule 14e-1(d) requires that when you extend the offer, you must state how many securities have been tendered to date.
Please
do so if you extend the offer again.

2. Please advise what exemption Helix BioMedix is relying on to avoid the application of Rule 13e-3 in connection with this transaction. If you are seeking to rely on the exemption provided in Rule 13e-3(g)(2), please address in a supplemental letter how you believe the company can satisfy each element of the exemption. In particular, we note that the common shares to be issued in exchange for tendered warrants are not registered, so we would expect you to address the company`s filing status going forward. If the company is eligible to terminate its reporting obligations as a result of the purchase of all warrants, this must be fully disclosed in the offering materials.

3. Revise your offering circular to address how fractional shares that would be issued in exchange for tendered warrants will be treated. Your current disclosure simply states that fractional shares will not be issued, without telling shareholders what (if anything) they will receive for those fractional shares.

4. We note your response to comment 8 in our March 14, 2005 letter, as supplemented by numerous telephone conversations with the staff.
Please be advised that we are not taking a position on the availability of the Rule 506 exemption from the registration requirements of the Securities Act of 1933. In particular we express no view on whether you have satisfied the conditions entitling you to rely on the Rule 506 exemption.

Please revise your offer materials to comply with the comments above.
If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

Please be aware that we will likely have additional comments after reviewing your amendment. If you would like to contact me, please do not hesitate to do so at (202) 551-3263.


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
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James D. Johnston, Esq.
April 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE